Exhibit 12.1
CDK Global, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Years Ended June 30,
	2018	2017	2016	2015	2014
Earnings before income taxes	$512.0	$435.3	$369.1	$299.9	$353.3
Less: (income) loss from equity investees	(6.9)	(5.9)	(4.7)	(3.1)	(0.6)
Add: fixed charges	108.9	72.4	56.5	43.7	12.3
Earnings before income taxes and fixed charges	$614.0	$501.8	$420.9	$340.5	$365.0

Interest expense	$95.9	$57.2	$40.2	$28.8	$1.0
Interest component of rental expense(1)	13.0	15.2	16.3	14.9	11.3
Fixed charges	$108.9	$72.4	$56.5	$43.7	$12.3

Ratio of earnings to fixed charges	5.64	6.93	7.45	7.79	29.67

(1) The interest component of rental expense is estimated to be one-third of rental expense.